September 14, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Attention:	Rufus Decker

Accounting Branch Chief

Office of beverages, Apparel and Mining

Re:	Icagen, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed April 17, 2018

File No. 000-54748 QPAGOS

Dear Mr. Decker:

Thank you for your August 22, 2018 letter regarding Icagen, Inc. (“Icagen”). On behalf of Icagen, we hereby submit a letter responding to the Staff’s comment. For your convenience, we have set forth below the Staff’s comment in its entirety followed by our response thereto.

Item 8. Financial Statements and Supplemental Data

Notes to the Consolidated Financial Statements

7. Acquisition of Assets of Tucson Facility, page F-18

We note that you acquired certain assets and assumed certain liabilities associated with the Sanofi Tucson Facility on July 15, 2016 pursuant to the Sanofi Asset Purchase Agreement for a cash purchase price of $1. You also entered into a series of agreements related to the Sanofi Tucson Facility, including the Master Services Agreement and Deed of Trust, with Sanofi on the same day. Please tell us and disclose your accounting for these transactions with citation to the specific authoritative accounting literature you utilized. In your response, please tell us the consideration given to the assumed liabilities pursuant to the Sanofi Asset Purchase Agreement and the $5 million lien pursuant to the Deed of Trust in determining the purchase price of the acquired assets.

Icagen’s response to your question in divided into the three parts set forth below:

A.	Accounting for the transaction
B.	Liabilities assumed
C.	$5 Million lien pursuant to the Deed of Trust

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A.	ACCOUNTING FOR THE TRANSACTION

Icagen considered whether the transaction entered into with Sanofi US Services Inc. (“Sanofi”) was an acquisition of a business in terms of ASC 805 – Business Combinations and specifically ASC 805-15-4, as to whether the acquisition of the assets and the assumption of certain obligations from Sanofi, constituted the acquisition of a Business; and Regulation S-X 11-01(d), and addressed the following questions and guidelines as set forth in Regulation S-X 11-01(d) in making its determination that the transaction was not an acquisition of a business:

1.	Will the nature of the revenue producing activity generally remain the same?

Response:

On July 15, 2016, Icagen-T, Inc. (“Icagen-T”), a wholly owned subsidiary of Icagen consummated the transactions with Sanofi US Services Inc. (“Sanofi”) contemplated by the Asset Purchase Agreement between Sanofi and Icagen-T dated June 27, 2016 (the “Sanofi Asset Purchase Agreement”), and acquired certain assets of Sanofi that included the (i) Tucson Research Center, a two story laboratory and office building with approximately 113,950 square feet of space located in the Town of Oro Valley, Pima County, Arizona (the “Facility”), and the land on which the Facility is built; and (ii) certain machinery and equipment located at the Facility. The cash purchase price under the Sanofi Asset Purchase Agreement was $1.00.

When owned by Sanofi, the Facility did not generate revenue but instead provided services only to Sanofi and served as a cost center that was part of the Sanofi research operation. Sanofi, a large pharmaceutical company, had many cost centers and the Facility was one of those many cost centers that provided internal services to the greater company of which it was a part. The Facility was not treated separately as a profit center as it has no customers of its own and generated no revenue. There was no basis for determining a transfer price for the services that the Facility provided to the larger company, as it was considered part of the overall research and development expense of the larger Sanofi company. As the Facility, when owned by Sanofi, operated on a cost budget only, the Facility did not have a separate profit and loss account, balance sheet or any other means of reporting its profitability or expenses to the greater company. Therefore, the Facility could not be valued on a going concern basis and was not deemed to be a separate business unit. Accordingly, Icagen did not account for the transaction as a business combination.

2.	Will the facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques, or trade names remain after the acquisition?

Response:

After the Transaction, as contemplated at the time of the consummation of the transaction, the Facility remained in place and has been used to perform services for multiple customers of Icagen-T as opposed to being a service provider for just Sanofi.

The employee base at the Facility when owned by Sanofi was not the same as the anticipated employee base once owned by Icagen. Approximately one-third of the Sanofi work force at the Facility did not continue to work at the Facility after it was owned by Icagen, either because they were internally transferred within Sanofi or were offered severance packages. Icagen only has maintained the employees that meet its commercialization requirements and goals.

Inasmuch as there was no distribution system prior to the consummation of the transaction or after the consummation of the transaction, a discussion of distribution systems is not relevant to this discussion as the services offered at the Facility are now and were when the Facility was owned by Sanofi predominantly analytical with the production of reports backed up by physical scientific evidence performed.

Prior to the consummation of the transaction, Sanofi did not have a sales force for the services provided at the Facility as it was not seeking customers and only provided services for Sanofi. Immediately after the transaction, the Icagen sale force began performing and continues to perform services for the Facility. Icagen had employed a Chief Business Development Officer and also leveraged off of existing sales personnel to promote the services that the Facility has to offer to all pharmaceutical and biotech companies on a global basis.

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It was anticipated at the time of consummation of the transaction that the operating rights remain largely intact and that Icagen would introduce its existing techniques into this Facility where appropriate.

The assets acquired did not include any trade name and trademarks because the Facility used all of Sanofi’s trade name and trademarks which remained with Sanofi. Icagen has, as anticipated, utilized its own trade names and trademarks.

3.	Additional factors Icagen considered in making its determination:

The Facility has the following characteristics:

●	It did not have its own bank account at the consummation of the transaction
●	It did not have a separate balance sheet or profit and loss at the consummation of the transaction
●	The assets were intermingled with other assets of Sanofi and would be separately identified and removed from those other assets upon consummation of the transaction.
●	The Facility did not generate revenues when owned by Sanofi and no calculations for cost of sales were available as the Facility was regarded as part of a research and development cost center within the larger organization.
●	The assets and costs were intermingled and could not be separately identified for purposes of a business segment.

Conclusion

Based on the above factors Icagen considered this transaction to be an acquisition of assets for its purposes and that it was not acquiring a business as contemplated by ASC 805 and SEC Regulation S-X 11-01(d).

Based on the conclusion that Icagen did not acquire a business it concluded that it was acquiring assets and assuming certain liabilities.

Since the transaction was not considered a business acquisition, the requirements and disclosures under ASC 805 – Business Combinations were not applied in evaluating the allocation of the purchase price nor were the fair value of the assets and liabilities assumed taken into account in determining the allocation of the purchase price.

B.	LIABILITES ASSUMED

1.	Contractual obligations which were assignable by Sanofi to Icagen

Icagen-T assumed certain liabilities when it consummated the transaction, which included the obligation to continue the employment of up to 46 employees at the Facility for at least two years and maintain the Sanofi chemical libraries that remain at the Facility. These obligations were service orientated. A vendor was contracted to provide services of maintaining the chemical libraries for a contractual term. No liability existed until such time as the services were performed by the vendor, accordingly no monetary liability existed at the time of entering into the Asset Purchase Agreement other than the obligation to continue the service contracts.

2.	An obligation to retain the workforce for a minimum period of two years

Icagen-T did not acquire any liability for prior services performed for Sanofi with respect to the Sanofi workforce that it agreed to retain. All workforce related liabilities (such as vacation accruals and bonus accruals owed to the 46 employees that had been Sanofi employees prior to the consummation of the transaction and were retained by Icagen-T (the “Former Sanofi Employees”)) were settled with the employees by Sanofi prior to the transaction being consummated. Icagen-T was not anticipated to, and did not have, any further obligation with respect to a Former Sanofi Employee terminating employment during a two year period following consummation of the transaction; however, Icagen-T would be required to compensate any Former Sanofi Employee were it to terminate a Former Sanofi Employee during such two year period without cause, as defined in the Asset Purchase Agreement. No Former Sanofi Employees were terminated by Icagen-T during such two year period.

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Accordingly, no monetary liability existed at the time of entering into the Asset Purchase Agreement, other than to retain the Former Sanofi Employees for a period of two years. Icagen-T did not anticipate nor did it in fact terminate any Former Sanofi Employee within the two year period. Therefore, no monetary obligation existed at the time of entering into the Asset Purchase Agreement, other than a future obligation for work to be performed by the affected employees during future time periods.

C.	$5 MILLION LIEN PURSUANT TO THE DEED OF TRUST

Upon the closing of the transaction, a Deed of Trust was executed providing Sanofi with a five- year, $5 million lien on the Facility, securing performance of Icagen -T’s obligations under the Master Services Agreement and Asset Purchase Agreement it entered into with Sanofi. The lien is subject to termination upon the payment by Icagen of $5 million to Sanofi, or by the effluxion of a five year time period, whereby the lien will terminate.

Since the acquisition of the assets and the assumption of certain obligations of Sanofi was not considered to be the acquisition of a business in terms of ASC 805 and regulation S-X 11-01(d), the treatment of this lien was considered in terms of ASC 450 – Contingencies and more specifically 450-20 - Loss contingencies.

ASC 420-25-1 requires the loss contingency to be considered as either probable, reasonable possible or remote.

In order to accrue for a loss contingency, ASC 420-25-2 requires that the following two conditions need to be met:

1.	It is probable that a liability has been incurred at the date of the financial statements

Icagen considered the probability that a liability had arisen due to the lien as remote as it intended and still intends to honor its commitments under its agreements with Sanofi. In addition, Icagen had no intention to dispose of the property, which was another triggering event for the lien. Therefore, the payment of the lien was considered remote.

2.	The amount of the loss can be reasonable estimated

This condition was met as the amount of the liability was certain.

Conclusion

Since Icagen did not meet both requirements under ASC 420-25-2, it did not accrue for the liability related to the lien at the balance sheet date.

Instead, Icagen disclosed in its financial statements the existence of a loss contingency in terms of ASC 450-20-50 as a lien over the property for $5 million and the fact that the contingency expires after a period of five years.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

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